UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CHRISTOPHER & BANKS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-31390	06-1195422
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2400 Xenium Lane North, Plymouth, Minnesota	55441
(Address of principal executive offices)	(Zip Code)

Marc A. Ungerman
(763) 551-5000
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Christopher & Banks Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, (the “Rules”) for the reporting period of January 1, 2016 to December 31, 2016.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at www.christopherandbanks.com (click on For Investors and then Conflict Minerals Report).

The Rules require disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rules are necessary to the functionality or production of some or all of those products. The specified minerals (collectively, the “Conflict Minerals”) are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rules are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. The Company contracts to manufacture certain products that contain or may contain Conflict Minerals necessary to their functionality. The Company has conducted a reasonable country of origin inquiry regarding the Conflict Minerals used in the products it contracts to manufacture and which are necessary to their functionality. This inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. Based on the results obtained, the Company concluded (i) that it is unable to determine whether any of the Conflict Minerals may have originated in the Covered Countries and (ii) that certain of the Conflict Minerals may have come from recycled or scrap sources. More information is available at www.christopherandbanks.com as described above.

Item 1.02 - Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Exhibits

Item 2.01 - Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

1.01	Conflict Minerals Report of Christopher & Banks Corporation for Calendar Year 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

By:	/s/ Marc A. Ungerman	May 30, 2017
	Marc A. Ungerman	(Date)
Vice President, Controller

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report of Christopher & Banks Corporation for Calendar Year 2016

3